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                           February 27, 2023

       Garth Hankinson
       Chief Financial Officer
       Constellation Brands, Inc.
       207 High Point Drive, Building 100
       Victor, New York 14564

                                                        Re: Constellation
Brands, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 28, 2022
                                                            Filed April 21,
2022
                                                            Form 8-K
                                                            Filed April 7, 2022
                                                            File No. 001-08495

       Dear Garth Hankinson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on April 7, 2022

       Exhibit 99.1
       Summarized Segment and Income (Loss) from Unconsolidated Investments Information, page
       12

   1. We note your tabular presentations include numerous amounts; however, it is not clear if or how the amounts
presented reconcile to consolidated amounts. In this regard, please address the following
in future filings:
                                                            Clarify and explain
if or how the separate segment operating income (loss) amounts reconcile to
consolidated operating income (loss) amounts;
                                                            Clarify and explain
if or how the separate segment income (loss) from unconsolidated investments amounts
reconcile to consolidated income (loss) from unconsolidated
                                                            investments
amounts; and
 Garth Hankinson
Constellation Brands, Inc.
February 27, 2023
Page 2
                Clarify or explain why the amounts identified as Canopy equity earnings (losses)
              appear to represent comparable non-GAAP amounts rather than reported GAAP amounts.

2. We note you present a financial measure you identify as Consolidated EBIT; however, it appears the measure is adjusted for items you identify as comparable adjustments; does not represent Consolidated EBIT presented in your consolidated statements of operations;
         is the same as a measure you also identify as Comparable EBIT; and is not appropriately reconciled to the most directly comparable GAAP measure. Please explain how you determined the title of this measure and related presentation is appropriate based on the guidance in Questions 100.05, 103.01 and 103.02 of the Division of Corporation
         Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures or
         tell us how you plan to revise the disclosures in future filings. Reconciliations of GAAP to Non-GAAP Financial Measures, page 13

3. We note your reconciliations of GAAP to Non-GAAP Financial Measures presented on pages 13 and 15. We also note the format of the reconciliations remained unchanged in
         Earnings Releases you filed under Form 8-K in connection with your FY 2023 Form 10-
         Qs, including the Form 8-K you filed on January 5, 2023. It appears the
         reconciliations essentially represent non-GAAP income statements. Please explain to us how you determined the reconciliations are appropriate based on the revised guidance in
         Question 102.10 of the Division of Corporation Finance   s Compliance
& Disclosure
         Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them in future filings.

4. We note your disclosures related to comparable adjustments on pages 14 and 16; however, it is not clear your disclosures are appropriate and fully comply with the requirements of
         Item 10(e)(1)(i)(B) of Regulation S-K, which requires separate quantification and disclosure of each non-GAAP adjustment, or the guidance in Question
100.01 of the
         Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
         GAAP Financial Measures, which prohibits adjustments related to normal operating expenses. Please explain to us why you believe the current adjustments and related presentation is appropriate or tell us how you plan to revise future filings.
5. We note you present certain non-GAAP financial measures in which you exclude the impact of Canopy, an equity method investment. Please explain to us how you
       determined the non-GAAP financial measures are appropriate based on the guidance in
       Question 100.04 of the Division of Corporation Finance   s Compliance &
Disclosure
FirstName LastNameGarth Hankinson
       Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise them
Comapany    NameConstellation
       in future filings.     Brands, Inc.
February 27, 2023 Page 2
FirstName LastName
 Garth Hankinson
FirstName  LastNameGarth
Constellation Brands, Inc. Hankinson
Comapany27,
February   NameConstellation
              2023            Brands, Inc.
February
Page 3 27, 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell,
Staff Accountant at 202-551-3709 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing